February 9, 2011

VIA EDGAR

Ms. Julie F. Rizzo
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the fiscal year ended January 31, 2010 Definitive Proxy Statement on Schedule 14A: Filed May 17, 2010 Commission file number: 000-31869

Dear Ms. Rizzo:

Thank you for your letter to me dated January 26, 2011 (the “Letter”). We have prepared the following response to address the inquiries contained in the Letter regarding the above-referenced filings.

As requested in the Letter, we acknowledge that:

•	UTi Worldwide Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our response corresponds to the format of the Letter.

Ms. Julie F. Rizzo
February 9, 2011

Form 10-K: For the Fiscal Year Ended January 31, 2010

Item 1A. Risk Factors, page 11

1.	We note your disclosure that your “business and operations are subject to a number of factors, risks and uncertainties, and the following list should not be considered to be a definitive list of all factors that may affect [your] business.” All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

We confirm that in future filings we will revise this paragraph to omit the language that states “the following list should not be considered to be a definitive list of all factors that may affect our business.”

Definitive Proxy statement on Schedule 14A

Compensation of Executive Officers, page 18

Compensation Discussion & Analysis, page 18

Benchmarking and Peer Group, page 21

2.	We note that your Compensation Committee “analyzed compensation market data from the following survey sources: Towers Watson’s 2007/2008 Industry Report on top Management Compensation [and] Mercer’s 2007 Executive Compensation Survey – General Industry.” Please advise us whether benchmarking to these two surveys is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Historically, our Compensation Committee has considered both peer group compensation data as well as general market survey data. The peer group data consists of companies in businesses similar to, but not necessarily identical to, the businesses conducted by UTi. On page 22 of the proxy, we have stated that this group consists of freight forwarding, transportation services and logistics services companies. The names of each of the “peer group” companies is also set forth in our proxy on page 22. The general market survey data is made available to us by Towers Watson, our compensation consultant. Our understanding is that this data is based on surveys conducted by Towers Watson and Mercer with thousands of public companies across a wide spectrum of industries. These companies reflect a broader universe of companies, similar in size to UTi, with which the Company may compete for senior executive talent. The data that we receive from Towers Watson is aggregated data, rather than the individual data elements submitted by each of the various survey participants. UTi does not “benchmark” against any specific companies in the survey, but rather evaluates the aggregated data against the compensation of comparable roles within UTi. Towers Watson does not provide UTi with a list of the companies that provide data to support these surveys. Moreover, we understand that not all survey participants provide data for each role that we are evaluating at UTi. Accordingly, the specific list of companies whose aggregated data we use is different for every role depending on the data provided by those thousands of survey participants.

Ms. Julie F. Rizzo
February 9, 2011

As described in our proxy on page 22, peer group data and general market survey data are two points of reference that the Compensation Committee uses to design the overall compensation program. The Committee also evaluates several other criteria, including the subjective evaluation of the performance of each individual executive in his role, the performance of our Company against financial and strategic goals and objectives, historical pay, and the Compensation Committee’s assessment of the value of retaining the executive.

Based on the above discussion, we believe we have provided appropriate disclosure regarding the peer group data as well as the general market survey data. In the case of the peer group data, we have provided the list of companies included in such group and we have explained that the list of companies includes businesses comparable to the businesses conducted by UTi. In the case of the general market survey data, it would not be appropriate to include the names of the relevant survey participants, which would number in the thousands, for the reasons explained above. We also understand from Towers, Watson that for purposes of maintaining participant confidentiality and U.S. antitrust safe harbor protections, survey publishers do not report which specific companies are represented for a given survey sample of a specific executive position.

To the extent we continue to use peer group data and general market survey data in the future, we confirm that we will clarify that general market survey data includes companies that are in businesses that are not comparable to the businesses conducted by UTi. We will also clarify that we do not benchmark against any specific companies in the general market surveys.

Summary Compensation Table, page 32

3.	With respect to the stock awards and option awards reported in the stock awards and option awards columns, respectively, in future filings please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and analysis section. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Also please similarly revise the Compensation of Director table on page 15 in future filings. Refer to Instruction to Item 402(k) of Regulation S-K.

Ms. Julie F. Rizzo
February 9, 2011

We confirm that in accordance with Item 402(c)(2)(v) and (vi) of Regulation S-K in future filings we will include a footnote to the table referencing the relevant footnote in our financial statements that discusses the assumptions made in the valuation of stock awards and option awards. Similarly we will revise in future filings the Compensation of Directors table in accordance with Item 402(k) of Regulation S-K.

* * * * * * *

Please feel free to contact me at (562) 552-9422 should you have any questions. Please note that I will be traveling from February 21, 2011 through March 7, 2011, in which case, please contact Lawrence Samuels, our Chief Financial Officer at (562) 552-9493, or Stephen Cooke of Paul, Hastings, Janofsky & Walker LLP at (714) 668-6264.

Sincerely,

/s/ Lance E D’Amico
Lance E D’Amico
Senior Vice President and General Counsel